UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 1)

                              LXU Healthcare, Inc.
                              --------------------
                              (Name of the Issuer)

                              LXU Healthcare, Inc.
                       GE Capital Equity Investments, Inc.
                      Coleman Swenson Hoffman Booth IV L.P.
                             Webbmont Holdings, L.P.
                           Woodcrest Associates, Ltd.
                                Robert W. Fisher
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   50247M 10 9
                                   -----------
                      (CUSIP Number of Class of Securities)

                                Joseph H. Potenza
                      President and Chief Executive Officer
                              LXU Healthcare, Inc.
                         3708 East East Columbia Street
                                Tucson, AZ 85714
                                 (520) 512-1100

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With copies to:

                                 George W. Lloyd
                               Goodwin Procter LLP
                               One Exchange Place
                                Boston, MA 02109
                                 (617) 570-1999

                                Paul G. Mattaini
                               Kimberly J. Decker
                                Barley Snyder LLC
                              126 East King Street
                               Lancaster, PA 17602
                                 (717) 299-5201

This statement is filed in connection with (check the appropriate box):

     (a)  X    The filing of solicitation  materials or an information statement
          -    subject to Regulation 14A,  Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     (b)       The filing of a registration  statement  under the Securities Act
          -    of 1933.

     (c)       A tender offer.
          -
     (d)       None of the above.
          -

         Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies:             X
                                                                              --

         Check the following box if the filing is a final amendment reporting the results of the transaction:
                                                                              --

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction valuation (1) $23,012                 Amount of Filing Fee (2) $2.71
--------------------------------------------------------------------------------

(1) Calculated solely for purposes of determining the filing fee. The transaction valuation was determined by multiplying $0.19 per share, the proposed per share cash purchase price for shares that will be eliminated by the proposed reverse stock split, by 121,115 shares that the Company estimates will be eliminated by the reverse stock split.

(2) The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction value of $23,011.93 by 0.0001177.

 X        Check  the box if any part of the fee is offset  as  provided  by Rule
--- 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

          Amount Previously Paid: $2.85

          Form or Registration No.: Schedule 13E-3

          Date Filed:              August 31, 2005

                                  INTRODUCTION

     This Amendment No. 1 to Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "Commission") on behalf of LXU Healthcare, Inc. (the "Company") and GE Capital Equity Investments, Inc., Coleman Swenson Hoffman Booth IV L.P., Webbmont Holdings, L.P. and Woodcrest Associates, Ltd. and Robert W. Fisher, each stockholders of the Company (together with the Company, the "Filing Persons") in connection with a proposed going private transaction, in which the Company will effect a 1-for-1,000 reverse stock split of its common stock, par value $.01 per share (the "Common Stock"), and the repurchase of all shares from shareholders holding fewer than 1,000 shares of LXU Common Stock prior to the reverse stock split, followed immediately by a 1,000-for-1 forward stock split of LXU's Common Stock (collectively, the "Stock Splits") as a result of which:

     (1) Each holder of less than 1,000 shares of Common Stock immediately before the Stock Splits will receive from the Company cash in the amount of $0.19, without interest, for each share of Common Stock held immediately before the Stock Splits and will no longer be a shareholder of the Company; and

     (2) Each share of Common Stock held by a shareholder owning 1,000 or more shares before the Stock Splits will continue to represent one share of Common Stock after the Stock Splits.

     Completion of the Stock Splits will result in the Company having less than 300 shareholders of its Common Stock, enabling it to elect to terminate the registration of its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     Concurrently with the filing of this Schedule 13E-3, the Company is filing a revised preliminary proxy statement pursuant to which the shareholders of the Company will be given notice of the reverse stock split (the "Proxy Statement"). The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Schedule 13E-3 will be further amended to reflect such amendment or completion of the Proxy Statement.

ITEM 1.     SUMMARY TERM SHEET - REGULATION M-A ITEM 1001

The information contained in the section entitled "SUMMARY TERM SHEET" in the Proxy Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION - REGULATION M-A ITEM 1002

     (a) NAME AND ADDRESS. The information contained in the sections entitled "SUMMARY TERM SHEET - LXU Background" and "INFORMATION ABOUT LXU - Business of LXU" in the Proxy Statement is incorporated herein by reference.

     (b) SECURITIES. The information contained in the section entitled "SUMMARY TERM SHEET - Voting Information" in the Proxy Statement is incorporated herein by reference.

     (c)(d) TRADING MARKET AND PRICE; DIVIDENDS. The information contained in the section entitled "INFORMATION ABOUT LXU - Market Price and Dividend Information" in the Proxy Statement is incorporated herein by reference.

     (e) PRIOR PUBLIC OFFERINGS. The Company has not made any underwritten public offerings of its shares of Common Stock in the past three years.

     (f) PRIOR STOCK PURCHASES. The information contained in the section entitled "INFORMATION ABOUT LXU - Common Share Repurchase Information" in the Proxy Statement is incorporated herein by reference.

ITEM 3.     IDENTITY  AND  BACKGROUND  OF FILING  PERSON -  REGULATION  M-A ITEM
            1003(a)-(c)

     (a) NAME AND ADDRESS. The Company, GE Capital Equity Investments, Inc., Coleman Swenson Hoffman Booth IV L.P., Webbmont Holdings, L.P., Woodcrest Associates, Ltd. and Robert W. Fisher are the filing persons. Each of GE Capital Equity Investments, Inc., Coleman Swenson Hoffman Booth IV L.P., Webbmont Holdings, L.P., Woodcrest Associates, Ltd. and Robert W. Fisher are shareholders of the Company and may be deemed affiliates of the subject company. The Company's address and telephone number as set forth in the sections entitled "SUMMARY TERM SHEET - LXU Background" and "INFORMATION ABOUT LXU - Management of LXU" in the Proxy Statement is incorporated herein by reference. The address and telephone number of GE Capital Equity Investments is 120 Long Ridge Road, Stamford, Connecticut 06927, (203) 357-4000. The address and telephone number of Coleman Swenson Hoffman Booth IV L.P. is 237 Second Avenue South, Franklin, TN 37064, (615) 791-9462. The address and telephone number of Webbmont Holdings, L.P., Woodcrest Associates, Ltd. and Robert W. Fisher is 1680 Hiram-Douglasville Highway, Suite 108, Hiram, GA 30141, (770) 439-4442.

     (b) BUSINESS AND BACKGROUND OF ENTITIES. GE Capital Equity Investments, Inc. is a Delaware corporation, whose principal business activities are the making, managing and disposing of investments in private and public companies. Coleman Swenson Hoffman Booth IV L.P. is a Tennessee limited partnership, whose principal business is to invest in and assist growth-oriented businesses located principally in the United States. Webbmont Holdings, L.P. is a Georgia limited partnership, of which Woodcrest Associates, Ltd. is general partner, whose principal business is to engage in private equity investments. Woodcrest Associates, Ltd. is a Georgia corporation, of which Robert
            W. Fisher is the President, whose principal business is to engage in private equity investments. None of GE Capital Equity Investments, Inc., Coleman Swenson Hoffman Booth IV L.P., Webbmont Holdings, L.P. or Woodcrest Associates, Ltd. has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. Robert W. Fisher has been the President of Woodcrest Associates, Ltd. since the late 1980s. The principal business and address of Woodcrest Associates, Ltd. are provided in Items 3(a) and (b). Mr. Fisher has not been convicted in a criminal proceedings during the last five years (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. Fisher is a citizen of the United States.

ITEM 4.     TERMS OF THE TRANSACTION - REGULATION M-A ITEM 1004(a), (c)-(f).

     (a) MATERIAL TERMS. The information set forth in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Purpose of and Reasons for the Stock Splits," "SPECIAL FACTORS - Effects of Stock Splits," "PROPOSAL TO EFFECT THE STOCK SPLITS - Summary and Structure," "PROPOSAL TO EFFECT THE STOCK SPLITS - Material Federal Income Tax Consequences," "PROPOSAL TO EFFECT THE STOCK SPLITS - Exchange of Certificates" and "MEETING AND VOTING INFORMATION - Quorum and Required Vote" in the Proxy Statement is incorporated herein by reference.

     (c) DIFFERENT TERMS. The information set forth in the sections entitled "SUMMARY TERM SHEET," "PROPOSAL TO EFFECT THE STOCK SPLITS - Summary and Structure" and "INFORMATION ABOUT LXU - Interest of Certain Persons in Matters to be Acted Upon" in the Proxy Statement is incorporated herein by reference.

     (d) APPRAISAL RIGHTS. The information contained in the sections entitled "SUMMARY TERM SHEET - Availability of Appraisal Rights" and "PROPOSAL TO EFFECT THE STOCK SPLITS - Availability of Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

     (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The Company has not made any provision to grant its unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services for such unaffiliated security holders at the expense of the Company. Under Massachusetts law, a shareholder has the right to make a written request to inspect a company's books and records (including, without limitation, annual financial statements) and receive copies thereof, if the request is made in good faith and is for a proper purpose.

     (f)    ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS - REGULATION M-A ITEM 1005(a)-(c), (e)

     (a) TRANSACTIONS. The information set forth in the section entitled "INFORMATION ABOUT LXU - Interest of Certain Persons in Matters to be Acted Upon" in the Proxy Statement is incorporated herein by reference.

     (b)    SIGNIFICANT CORPORATE EVENTS. None.

     (c)    NEGOTIATIONS OR CONTRACTS. None.

     (e)    AGREEMENTS   INVOLVING  THE  SUBJECT   COMPANY'S   SECURITIES.   Not
            applicable.

ITEM 6.     PURPOSES OF THE  TRANSACTION AND PLANS OR PROPOSALS - REGULATION M-A
            ITEM 1006(b), (c)(1)-(8)

     (b) USE OF SECURITIES ACQUIRED. The shares of common stock acquired in connection with the Stock Splits will be retired.

     (c)    PLANS.

            (1) The information set forth in the section entitled "PROPOSAL TO EFFECT THE STOCK SPLITS - Background of the Stock Splits" in the Proxy Statement is incorporated herein by reference.

            (2) The information set forth in the section entitled "PROPOSAL TO EFFECT THE STOCK SPLITS - Background of the Stock Splits" in the Proxy Statement is incorporated herein by reference.

            (3)   None.

            (4)   None.

            (5)   None.

            (6) The information set forth in the sections entitled "SPECIAL FACTORS - Purpose of and Reasons for the Stock Splits," and "SPECIAL FACTORS - Effects of the Stock Splits" in the Proxy Statement is incorporated herein by reference.

            (7) The information set forth in the sections entitled "SPECIAL FACTORS - Purpose of and Reasons for the Stock Splits," and "SPECIAL FACTORS - Effects of the Stock Splits" in the Proxy Statement is incorporated herein by reference.

            (8) The information set forth in the sections entitled "SPECIAL FACTORS - Purpose of and Reasons for the Stock Splits," and "SPECIAL FACTORS - Effects of the Stock Splits" in the Proxy Statement is incorporated herein by reference.

ITEM 7.     PURPOSES,  ALTERNATIVES,  REASONS AND EFFECTS - REGULATION  M-A ITEM
            1013

     (a) PURPOSES. The information set forth in the sections entitled "SPECIAL FACTORS - Purpose of and Reasons For the Stock Splits" and "PROPOSAL TO EFFECT THE STOCK SPLITS - Background of the Stock Splits" in the Proxy Statement is incorporated herein by reference.

     (b) ALTERNATIVES. The information set forth in the section entitled "SPECIAL FACTORS - Alternatives to the Stock Splits" in the Proxy Statement is incorporated herein by reference.

     (c) REASONS. The information set forth in the sections entitled "SUMMARY TERM SHEET - Purpose of and Reasons for the Stock Splits," and "PROPOSAL TO EFFECT THE STOCK SPLITS - Background of the Stock Splits" in the Proxy Statement is incorporated herein by reference.

     (d) EFFECTS OF THE TRANSACTION. The information set forth in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Effects of the Stock Splits," "SPECIAL FACTORS - Disadvantages of the Stock Splits," "PROPOSAL TO EFFECT THE STOCK SPLITS - Material Federal Income Tax Consequences" and "FINANCIAL INFORMATION" in the Proxy Statement is incorporated herein by reference.

ITEM 8.     FAIRNESS OF THE TRANSACTION - REGULATION M-A ITEM 1014

     (a)(b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the sections entitled "SPECIAL FACTORS -
            Purpose of and Reasons  for the Stock  Splits,"  "SPECIAL  FACTORS -
            Fairness of the Stock Splits" and "FAIRNESS OPINION OF SIMON FINANCIAL" in the Proxy Statement is incorporated herein by reference.

     (c) APPROVAL OF SECURITY HOLDERS. The information set forth in the sections entitled "SUMMARY TERM SHEET - Voting Information,"
            "SPECIAL FACTORS - Fairness of the Stock Splits" and "MEETING AND VOTING INFORMATION - Quorum and Required Vote" in the Proxy Statement is incorporated herein by reference.

     (d) UNAFFILIATED REPRESENTATIVE. The information set forth in the section entitled "SPECIAL FACTORS - Fairness of the Stock Splits" in the Proxy Statement is incorporated herein by reference.

     (e) APPROVAL OF DIRECTORS. The information set forth in the sections entitled "SPECIAL FACTORS - Fairness of the Stock Splits" and "PROPOSAL TO EFFECT THE STOCK SPLITS - Recommendation of the Board" in the Proxy Statement is incorporated herein by reference

     (f)    OTHER OFFERS. Not applicable.

ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS - REGULATION M-A ITEM
            1015

     (a) REPORT, OPINION OR APPRAISAL. The information set forth in the sections entitled "SUMMARY TERM SHEET - Fairness of the Stock Splits" and "FAIRNESS OPINION OF SIMON FINANCIAL" in the Proxy Statement is incorporated herein by reference.

     (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth in the sections entitled "SUMMARY TERM SHEET - Fairness of the Stock Splits," "FAIRNESS OPINION OF SIMON FINANCIAL" and "PROPOSAL TO EFFECT THE STOCK SPLITS - Background of the Stock Splits" in the Proxy Statement is incorporated herein by reference.

     (c) AVAILABILITY OF DOCUMENTS. The full text of the Fairness Opinion of Simon Financial, dated August 29, 2005, attached to the Proxy Statement as Exhibit A, is incorporated herein by reference. Such fairness opinion is also available for inspection and copying at the Company's principal executive offices located at 3708 E. Columbia Street, Suite 110, Tucson, Arizona 85714-3413 during the Company's regular business hours by any interested shareholder of the Company or representative of such holder who has been so designated in writing.

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER  CONSIDERATION  - REGULATION M-A
            ITEM 1007

     (a) SOURCES OF FUNDS. The information set forth in the section entitled "MEETING AND VOTING INFORMATION - Solicitation and Costs" in the Proxy Statement is incorporated herein by reference.

     (b)    CONDITIONS. Not applicable.

     (c) EXPENSES. The information set forth in the section entitled "MEETING AND VOTING INFORMATION - Solicitation and Costs" in the Proxy Statement is incorporated herein by reference.

     (d)    BORROWED FUNDS. Not applicable.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT  COMPANY - REGULATION M-A ITEM
            1008

     (a) SECURITIES OWNERSHIP. The information set forth in the section entitled "INFORMATION ABOUT LXU - Interest of Certain Persons in Matters to be Acted Upon" in the Proxy Statement is incorporated herein by reference.

     (b) SECURITIES TRANSACTIONS. The information set forth in the section entitled "INFORMATION ABOUT LXU - Interest of Certain Persons in Matters to be Acted Upon" in the Proxy Statement is incorporated herein by reference.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION - REGULATION M-A ITEM 1012(d) and
            (e)

     (d) INTENT TO TENDER OR VOTE IN A GOING PRIVATE TRANSACTION. The information set forth in the sections entitled "GENERAL INFORMATION," "SUMMARY TERM SHEET - Voting Information," "PROPOSAL TO EFFECT THE STOCK SPLITS - Recommendation of the Board" and "MEETING AND VOTING INFORMATION - Quorum and Required Vote" in the Proxy Statement is incorporated herein by reference.

     (e) RECOMMENDATIONS OF OTHERS. The information contained in the sections entitled "GENERAL INFORMATION," "SUMMARY TERM SHEET - Voting Information," "PROPOSAL TO EFFECT THE STOCK SPLITS - Recommendation of the Board" and "MEETING AND VOTING INFORMATION - Quorum and Required Vote" in the Proxy Statement is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS - REGULATION M-A ITEM 1010(a), (b)

     (a) FINANCIAL INFORMATION. The information contained in the sections entitled "FINANCIAL INFORMATION" and in Part II, Item 8, entitled "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA," of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2005 is incorporated herein by reference.

     (b) PRO FORMA INFORMATION. The information contained in the section entitled "FINANCIAL INFORMATION - Pro Forma Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED - REGULATION M-A ITEM 1009

     (c)    SOLICITATIONS OR RECOMMENDATIONS. None.

     (d) EMPLOYEES AND CORPORATE ASSETS. The information set forth in the section entitled "MEETING AND VOTING INFORMATION - Solicitation and Costs" in the Proxy Statement is incorporated herein by reference.

ITEM 15.    ADDITIONAL INFORMATION - REGULATION M-A ITEM 1011(b)

     (b) OTHER MATERIAL INFORMATION. All of the information set forth in the Proxy Statement and each exhibit attached thereto is incorporated herein by reference.

ITEM 16.    EXHIBITS.

         Exhibit Index

         Exhibit Number                     Description
         --------------                     -----------

         (a)(i) Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Shareholders of LXU Healthcare, Inc.*

         (a)(ii) Form of Reverse Stock Split Amendment to the Articles of Organization, as amended, of LXU Healthcare, Inc.*

         (a)(iii) Form of Forward Stock Split Amendment to the Articles of Organization, as amended, of LXU Healthcare, Inc.*

         (b)                Not applicable.

         (c)(i)             Fairness Opinion of Simon Financial*
         (c)(ii) Presentation of Simon Financial, Inc. to the Company's Board on August 25, 2005***

         (d)                Not applicable.

         (f)                Statement Describing Security Holders'
                            Appraisal Rights**

         (g)                Not applicable.

     * Incorporated by reference to Amendment No. 2 to LXU Healthcare's preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 8, 2005.

     ** Incorporated by reference to the information set forth in the sections entitled SUMMARY TERM SHEET" and "PROPOSAL TO EFFECT THE STOCK SPLITS -Availability of Appraisal Rights" and in Appendix A of Amendment No. 2 to LXU Healthcare's preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 8, 2005.

     *** Filed herewith.

                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2005

                                  LXU HEALTHCARE, INC.


                                  By: /s/ Joseph H. Potenza
                                     ------------------------------------
                                     Joseph H. Potenza
                                     President and Chief Executive Officer


                                  GE CAPITAL EQUITY INVESTMENTS, INC.

                                  By: /s/ Andrea Assarat
                                     ------------------------------------
                                     Name:  Andrea Assarat
                                     Title: Managing Director


                                  COLEMAN SWENSON HOFFMAN BOOTH IV L.P.

                                  By: CSHB VENTURES IV L.P., its general partner

                                  By: /s/ Larry H. Coleman
                                     ------------------------------------
                                     Larry H. Coleman
                                     General Partner

                                  WEBBMONT HOLDINGS L.P.

                                  By: WOODCREST ASSOCIATES, LTD., its
                                      general partner

                                  By: /s/ Robert W. Fisher
                                     ------------------------------------
                                     Robert W. Fisher
                                     President

                                  WOODCREST ASSOCIATES, LTD.

                                  By: /s/ Robert W. Fisher
                                     ------------------------------------
                                     Robert W. Fisher
                                     President

                                     /s/ Robert W. Fisher
                                     ------------------------------------
                                     Robert W. Fisher